January 26, 2005

All Securities Commissions

Dear Sirs:

RE: LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 12, 2005
RECORD DATE FOR NOTICE:	February 21, 2005
RECORD DATE FOR VOTING:	February 21, 2005
Beneficial Determination Date:	February 21, 2005
MATERIAL MAIL DATE:	February 28, 2005
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118

Yours very truly,

LPBP INC.

"Zandra E. Miller"

Per: Zandra E. Miller

Manager, Regulatory Compliance